Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Quarter Ended September 30, 2018

Monaco, November 1, 2018, GasLog Ltd. and its subsidiaries (“GasLog”, “Group” or “Company”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended September 30, 2018.

Highlights

•                                          Record Revenues of $158.4 million (Q3 2017: $131.2 million), Profit of $39.3 million (Q3 2017: $24.2 million) and Earnings per share of $0.19(1) (Q3 2017: Earnings per share of $0.03) for the quarter ended September 30, 2018.

•                                          Record EBITDA(2) of $114.0 million (Q3 2017: $89.6 million), record Adjusted EBITDA(2) of $114.2 million (Q3 2017: $89.7 million), Record Adjusted Profit(2) of $32.3 million (Q3 2017: $21.1 million) and Adjusted Earnings per share(2) of $0.11(1) (Q3 2017: Adjusted Loss per share of $0.00) for the quarter ended September 30, 2018.

•                                          Highest ever net pool performance from our vessels trading in the spot market under the LNG carrier pooling agreement (the “Cool Pool”) following a significant increase in LNG shipping spot rates during the third quarter.

•                                          Signed two seven-year charter parties with a wholly owned subsidiary of Cheniere Energy, Inc. (“Cheniere”), for two newbuild LNG carriers. The vessels, 174,000 cubic meter (“cbm”) LNG carriers with dual fuel two stroke engine propulsion (“LP-2S”) and GTT Mark III Flex Plus containment systems, were ordered from Samsung Heavy Industries Co., Ltd. (“Samsung”) and are scheduled for delivery in late 2020.

•                                          Post-quarter end, announced the sale of the Methane Becki Anne to GasLog Partners LP (“GasLog Partners” or the “Partnership”) for $207.4 million, with attached multi-year charter to a subsidiary of Royal Dutch Shell plc (“Shell”).

•                                          Continued success of the Partnership’s At-The-Market Common Equity Offering Programme (“ATM Programme”) with net proceeds of $54.0 million raised during the quarter pursuant primarily to an agreement for the sale of 2,250,000 common units to funds managed by Tortoise Capital Advisors, L.L.C. (“Tortoise”), and total net proceeds of $121.4 million raised since inception of the programme.

•                                          Quarterly dividend of $0.15 per common share payable on November 21, 2018, 7.1% higher than the third quarter of 2017.

(1) Earnings/(loss) per share (“EPS”) and Adjusted EPS are net of the profit attributable to the non-controlling interests of $21.0 million and the dividend on preferred stock of $2.5 million for the quarter ended September 30, 2018 ($18.9 million and $2.5 million, respectively, for the quarter ended September 30, 2017).

(2) EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

CEO Statement

Paul Wogan, Chief Executive Officer, stated: “The LNG shipping market tightened considerably in the third quarter, driving headline spot rates to multi-year highs and delivering a record result for our ships operating in the Cool Pool. This, together with the contribution of our three newbuild vessels delivered earlier in 2018, produced another set of record quarterly results for GasLog. With further strengthening of spot rates in October, we anticipate another significant increase in our spot earnings during the fourth quarter of 2018, despite the time lag for headline rates to manifest themselves in spot vessel earnings. Spot rate strength means our six open vessels are creating significant incremental cash flow which should allow us to consider increasing our returns to shareholders.

During the quarter, we announced two newbuild orders backed by seven-year charters with Cheniere, meaning we continue to be on track for our target to more than double consolidated run-rate EBITDA over the 2017-2022 period.

With the LNG carrier orderbook now essentially fixed until early 2021 and continuing strong growth in demand for LNG, our highly regarded LNG shipping platform means we are well positioned to benefit from the increased level of tender activity we are seeing from both new and existing customers. We are increasingly confident in the near-term outlook for LNG shipping markets and in our ability to secure new multi-year charters for our open ships on attractive terms.

I am also pleased to announce further progress on the Alexandroupolis Floating Storage Regasification Unit (“FSRU”) project. During the quarter, Gastrade S.A. (“Gastrade”) launched the tenders for the procurement of the FSRU vessel and associated pipeline infrastructure. Following regulatory approvals, the market test to solicit interest in committing to take throughput capacity in the project has also been launched. DEPA, the Greek state natural gas utility, and Bulgarian Energy Holding (“BEH”) continue to work towards formalisation of their respective shareholdings in Gastrade. These recent developments are encouraging and advance the project towards Final Investment Decision (“FID”), which is targeted for the first half of 2019.”

LNG Market Update and Outlook

LNG demand growth was strong and broad-based during the first nine months of 2018, growing 7% over the same period of 2017, according to data from Poten. LNG demand growth was led by China which grew approximately 42% year-over-year or nearly 11 million tonnes per annum (“mtpa”) as the country continued to grow its natural gas usage as a percentage of its total energy consumption. Moreover, demand from South Korea, India, Pakistan and Taiwan grew by 14%, 20%, 63%, and 8%, respectively, or a combined total of approximately 10 mtpa. The outlook for future demand growth continues to be robust, with over 6% per annum projected for 2018-2023, and with more than two-thirds of this demand growth coming from countries in South East Asia and Europe, according to estimates from Wood Mackenzie.

LNG supply grew by 8% year-over-year during the third quarter of 2018 and increased by 5% from the second quarter of 2018, according to estimates from Wood Mackenzie. Supply growth was driven by the start-up of Yamal Train 2 as well as the ramp-up of production from Wheatstone Train 2, Cameroon FLNG and Cove Point. In addition, the Ichthys LNG project in Australia began operations in October 2018 while Yamal Train 3 (Russia) and Corpus Christi Train 1 (United States, or “U.S.”) are expected to begin production by year end, underpinning Wood Mackenzie’s capacity growth estimate of 8% for this year. Looking ahead, an additional 44 mtpa of LNG production capacity (or 14%) is anticipated in 2019, primarily as a result of the start-up of new liquefaction facilities in the U.S. such as Freeport and Cameron.

In October 2018, Shell and its project partners (Petronas, PetroChina, Mitsubishi and KOGAS) announced FID on the first phase of the LNG Canada project located in British Columbia on Canada’s Pacific coast. The project is the first LNG project sanctioned in Canada and this first phase targets a total of 14 mtpa of capacity. In addition, Qatar Petroleum announced its intention to add a fourth liquefaction train of 8 mtpa of capacity to its expansion plans, taking its total planned LNG production capacity to 110 mtpa by the middle of the next decade.

Headline spot shipping rates for TFDE LNG carriers as reported by Clarksons averaged $82,000 in the third quarter of 2018, compared to $42,000 in the third quarter of 2017. Rates continued to exhibit counter-seasonal strength through the third quarter of 2018, rising to $95,000 per day in late September from $78,000 per day at the beginning of the quarter. Since the end of the third quarter, spot rates have continued to increase, now assessed at $150,000 and equal to the record high as reported by Clarksons in July of 2012. Inter-basin trading of LNG continued to support activity in the spot market and 76 fixtures were reported during the third quarter of 2018, bringing the total number of fixtures from January through September of this year to 255, an increase of 9% over the same period in 2017. According to Poten, charter durations have also increased, rising by nearly 50% this year to 43 days, compared with 29 days in 2017, with many multi-month or multi-voyage charters fixed in recent months. A natural outcome of this positive dynamic is that the number of ships available for charter has been reduced and, as such, near-term spot fixture activity may decline relative to the record levels seen earlier in 2018.

Looking ahead, in our view, strong LNG demand, new sources of supply coming onstream and limited availability of shipping capacity over the near-term are combining to create the potential for the recent strength in LNG shipping spot rates to be sustained through at least early 2019. While we may see a seasonal moderation in spot rates during the first half of 2019, we do not expect this to be as pronounced as was the case in early 2018.

According to Poten, 41 newbuild LNG carriers have been ordered so far in 2018, taking the total orderbook for LNG carriers to 96 vessels of which 65% are backed by long-term charters. Notwithstanding recent order activity, we believe the LNG shipping fleet is set to experience very high levels of utilisation in the near-term based on our current supply and demand projections and the build time of approximately two and a half years for new LNG carriers. We continue to believe that further shipping capacity will be needed over and above the current orderbook to satisfy projected demand from 2021 onwards. However, following the increase in newbuild ordering in 2018, we believe that a more measured pace of shipping capacity additions is needed in the future as a result of the time required to complete the construction and commissioning of new LNG production capacity, particularly if these projects experience delays in their completion.

Additional Vessels and New Charter Agreements

On August 20, 2018, GasLog announced the order of two 174,000 cbm LNG carriers (Hull Nos. 2300 and 2301) with LP-2S propulsion and GTT Mark III Flex Plus containment systems from Samsung scheduled to be delivered in late 2020. The vessels will be chartered to Cheniere for a firm period of seven years. GasLog has also negotiated with Cheniere an option for the charter of one or two additional newbuild vessels.

Sale of the Methane Becki Anne

On October 25, 2018, GasLog Partners announced an agreement with GasLog to purchase 100% of the ownership interest in GAS-twenty seven Ltd., the entity that owns the Methane Becki Anne. The vessel is currently on a multi-year time charter with a subsidiary of Shell through March 2024 and Shell has a unilateral option to extend the term of the time charter for a period of either three or five years.

The aggregate sale price will be $207.4 million, which includes $1.0 million for positive net working capital balances to be transferred with the entity. GasLog Partners expects to finance the acquisition with cash on hand, plus the assumption of the Methane Becki Anne’s outstanding indebtedness of $93.9 million. The sale is expected to close in November 2018.

GasLog Partners’ ATM Programme

On May 16, 2017, GasLog Partners commenced an ATM Programme under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering value of up to $100.0 million in accordance with the terms of an equity distribution agreement entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC agreed to act as sales agents. On November 3, 2017, the size of the ATM Programme was increased to $144.0 million and UBS Securities LLC was included as a sales agent.

In the third quarter of 2018, GasLog Partners issued and received payment for an additional 2,293,775 common units at a weighted average price of $23.68 per common unit for total gross proceeds of $54.3 million and net proceeds of $54.0 million. The aforementioned units included 2,093,775 common units which were purchased by funds managed by Tortoise, a leading energy infrastructure investor.

In the period from October 1, 2018 through October 29, 2018, GasLog Partners issued and received payment for an additional 259,104 common units at a price of $24.06 per unit for gross and net proceeds of $6.2 million.

Since the commencement of the ATM Programme through October 29, 2018, GasLog Partners has issued and received payment for a total of 5,291,304 common units, with cumulative gross proceeds of $123.4 million at a weighted average price of $23.33 per unit. As of October 29, 2018, the cumulative net proceeds were $121.4 million.

Alexandroupolis Project Update

The Alexandroupolis FSRU project in Northern Greece continued to move forward in the third quarter. In September 2018, Gastrade issued Invitations for Expression of Interest (“IEOI”) for the supply of the FSRU and the pipeline infrastructure which will connect the FSRU vessel with the Greek natural gas transmission system. Following regulatory approvals, Gastrade launched the first phase of the market test in late October. During this phase interested parties, including DEPA, the Greek state natural gas utility, and BEH, are invited to submit proposals for offtake capacity from the Alexandroupolis project.

DEPA and BEH continue to work towards the formalisation of their respective shareholdings in Gastrade.

The launch of the FSRU and pipeline tenders by Gastrade, as well as the market test, are, we believe, significant milestones and advance the project towards FID, which is targeted for the first half of 2019.

Dividend Declarations

On September 13, 2018, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in aggregate, payable on October 1, 2018 to holders of record as of September 28, 2018. GasLog paid the declared dividend to the transfer agent on September 28, 2018.

On October 31, 2018, the board of directors declared a quarterly cash dividend of $0.15 per common share, or $12.1 million in aggregate, payable on November 21, 2018 to shareholders of record as of November 12, 2018.

Financial Summary

Amounts in thousands of U.S. dollars except per share data	For the three months ended
	September 30, 2017	September 30, 2018
Revenues	$131,242	$158,398
EBITDA(1)	$89,603	$114,085
Adjusted EBITDA(1)	$89,692	$114,248
Profit for the period	$24,228	$39,261
Adjusted Profit(1)	$21,111	$32,251
Profit attributable to the owners of GasLog	$5,335	$18,214
EPS, basic	$0.03	$0.19
Adjusted EPS(1)	$(0.00)	$0.11

(1) EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

There were 2,302 operating days for the quarter ended September 30, 2018, as compared to 2,116 operating days for the quarter ended September 30, 2017. The increase in operating days resulted mainly from the deliveries of the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa on January 8, 2018, March 20, 2018 and March 29, 2018, respectively, partially offset by certain non-operating days for the vessels not operating under a time charter and the off-hire days for the dry-docking of the GasLog Skagen.

Revenues were $158.4 million for the quarter ended September 30, 2018 ($131.2 million for the quarter ended September 30, 2017). The increase was mainly driven by the new deliveries in our fleet (the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa) and the increased revenues from vessels operating in the spot market, partially offset by a decrease due to the expiration of the initial time charters of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney and the increase in off-hire days due to dry-dockings.

Net pool allocation was $3.9 million for the quarter ended September 30, 2018 ($2.0 million for the quarter ended September 30, 2017). The increase was attributable to the movement in the adjustment of the net pool results generated by the GasLog vessels in accordance with the pool distribution formula. GasLog recognized gross revenues and gross voyage expenses and commissions of $25.9 million and $2.1 million, respectively, from the operation of its vessels in the Cool Pool during the quarter ended September 30, 2018 (September 30, 2017: $8.0 million and $2.5 million, respectively). The increase in GasLog’s total net pool performance compared to the quarter ended September 30, 2017 was driven by higher spot rates and higher utilization achieved by all vessels trading in the Cool Pool. GasLog’s total net pool performance is presented below:

Amounts in thousands of U.S. Dollars	For the three months ended
	September 30, 2017	September 30, 2018
Pool gross revenues (included in Revenues)	$8,146	$25,947
Pool gross voyage expenses and commissions (included in Voyage expenses and commissions)	(2,480)	(2,066)
GasLog’s adjustment for net pool allocation (included in Net pool allocation)	2,041	3,882
GasLog’s total net pool performance	$7,707	$27,763

Voyage expenses and commissions were $6.8 million for the quarter ended September 30, 2018 ($4.0 million for the quarter ended September 30, 2017). The increase resulted mainly from the increased bunkers consumed during certain unchartered and off-hire periods.

Vessel operating and supervision costs were $31.9 million for the quarter ended September 30, 2018 ($29.6 million for the quarter ended September 30, 2017). The increase was mainly attributable to the deliveries of the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa, and their subsequent operations in our fleet for the full third quarter in 2018.

General and administrative expenses were $9.9 million for the quarter ended September 30, 2018 ($10.0 million for the quarter ended September 30, 2017).

Depreciation was $39.3 million for the quarter ended September 30, 2018 ($34.4 million for the quarter ended September 30, 2017). The increase resulted from the deliveries of the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa on January 8, 2018, March 20, 2018 and March 29, 2018, respectively.

Financial costs were $43.9 million for the quarter ended September 30, 2018 ($34.7 million for the quarter ended September 30, 2017). The increase was attributable to the increased weighted average debt outstanding as a result of the debt drawdowns for the vessels delivered in 2018 and the increased weighted average interest rate deriving from the upward movement of the USD London Interbank Offered Rate (“LIBOR”) rates. An analysis of the financial costs is set forth below.

(Amounts in thousands of U.S. dollars)	For the three months ended
	September 30, 2017	September 30, 2018
Financial costs
Amortization of deferred loan/bond issuance costs	$(2,898)	$(3,239)
Interest expense on loans	(21,100)	(30,068)
Interest expense on bonds and realized loss on cross-currency swaps (“CCS”)	(7,526)	(7,526)
Finance lease charge	(2,731)	(2,641)
Other financial costs	(454)	(434)
Total	$(34,709)	$(43,908)

Gain on derivatives was $7.4 million for the quarter ended September 30, 2018 ($3.1 million gain for the quarter ended September 30, 2017). The increase in gain on derivatives in the third quarter of 2018, as compared to the third quarter of 2017, is mainly attributable to an increase of $3.8 million in gain from mark-to-market valuation of our derivative financial instruments carried at fair value through profit or loss, derived mainly from the higher LIBOR yield curve which was used to estimate the present value of the estimated future cash flows compared to the agreed fixed interest rates, and a net increase of $0.3 million in realized gain on derivatives. An analysis of gain on derivatives is set forth below.

(Amounts in thousands of U.S. dollars)	For the three months ended
	September 30, 2017	September 30, 2018
Gain on derivatives
Realized (loss)/gain on interest rate swaps held for trading	$(1,815)	$675
Realized gain/(loss) on forward foreign exchange contracts held for trading	1,746	(480)
Unrealized gain on derivative financial instruments held for trading	3,206	6,975
Ineffective portion of cash flow hedges	—	198
Total	$3,137	$7,368

There was a profit of $39.3 million for the quarter ended September 30, 2018 ($24.2 million profit for the quarter ended September 30, 2017). This increase in profit is mainly attributable to the increase in profit from operations due to the factors mentioned above and the increase in gain on derivatives, partially offset by the increase in financial costs.

Adjusted Profit(1) was $32.3 million for the quarter ended September 30, 2018 ($21.1 million for the quarter ended September 30, 2017) adjusted for the effects of the non-cash gain on derivatives and the net foreign exchange losses.

Profit attributable to the owners of GasLog was $18.2 million for the quarter ended September 30, 2018 ($5.3 million profit for the quarter ended September 30, 2017). The increase in profit attributable to the owners of GasLog resulted mainly from the respective movements in profit mentioned above, partially offset by the increased amount allocated to third parties as a result of issuances under the GasLog Partners’ ATM Programme, the preference unit issuance in January 2018 and the sale of three vessels to GasLog Partners.

EBITDA(1) was $114.0 million for the quarter ended September 30, 2018 ($89.6 million for the quarter ended September 30, 2017). The increase in EBITDA was driven by the increase in  revenues and net pool performance, partially offset by the increase in vessel operating expenses and voyage expenses and commissions as discussed above.

Adjusted EBITDA(1) was $114.2 million for the quarter ended September 30, 2018 ($89.7 million for the quarter ended September 30, 2017).

Earnings per share was $0.19 for the quarter ended September 30, 2018 (earnings of $0.03 for the quarter ended September 30, 2017). The increase in earnings per share is mainly attributable to the respective movements in profit attributable to the owners of GasLog discussed above.

Adjusted Earnings per share(1) was $0.11 for the quarter ended September 30, 2018 (a loss of $0.00 for the quarter ended September 30, 2017), adjusted for the effects of the non-cash gain on derivative financial instruments and the net foreign exchange losses.

(1) Adjusted Profit, EBITDA, Adjusted EBITDA and Adjusted EPS are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

Contracted Charter Revenues

GasLog’s contracted charter revenues are estimated to increase from $486.0 million for the year 2017 to $548.0 million for the year 2019, based on contracts in effect as of September 30, 2018, without including any extension options. As of September 30, 2018, the total future firm contracted revenue stood at $3.4 billion (1), including the vessels owned by GasLog Partners but excluding the vessels operating in the spot market.

(1) Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking (every five years); (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters.

Liquidity and Capital Resources

As of September 30, 2018, GasLog had $293.9 million of cash and cash equivalents, of which $142.3 million was held in time deposits and the remaining balance in current accounts. Moreover, as of September 30, 2018, GasLog had $10.0 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments.

As of September 30, 2018, GasLog had an aggregate of $2.9 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $182.7 million was repayable within one year, and a $208.0 million finance lease liability related to the sale and leaseback of the Methane Julia Louise, of which $6.6 million was repayable within one year.

As of September 30, 2018, there was undrawn available capacity of $100.0 million under the revolving credit facility of the credit agreement of up to $1.1 billion entered into on July 19, 2016 (the “Legacy Facility Refinancing”).

As of September 30, 2018, the total remaining balance of the contract prices of the seven LNG carriers on order was $1.2 billion which GasLog expects to be funded with the $165.8 million undrawn capacity under the financing agreement entered into on October 16, 2015, as well as cash balances, cash from operations, borrowings under new debt agreements and proceeds from the issuance of new equity by GasLog Partners, if any.

As of September 30, 2018, GasLog’s current assets totaled $355.3 million, while current liabilities totaled $303.9 million, resulting in a positive working capital position of $51.4 million.

As of September 30, 2018, GasLog maintains a total interest rate swap notional amount at $1.2 billion after terminations, extensions and the signing of the new agreements. GasLog has hedged 47.5% of its expected floating interest rate exposure on its outstanding debt (excluding the finance lease liability) as of September 30, 2018.

Future Deliveries

GasLog has seven newbuildings on order at Samsung which are on schedule and within budget:

LNG Carrier	Year Built(1)	Shipyard	Cargo Capacity (cbm)	Charterer	Propulsion	Estimated Charter Expiration(2)
Hull No. 2131	Q1 2019	Samsung	174,000	Shell	LP-2S	2029
Hull No. 2212	Q3 2019	Samsung	180,000	—	LP-2S	—
Hull No. 2213	Q2 2020	Samsung	180,000	Centrica	LP-2S	2027
Hull No. 2274	Q2 2020	Samsung	180,000	—	LP-2S	—
Hull No. 2262	Q3 2020	Samsung	180,000	Centrica	LP-2S	2027
Hull No. 2300	Q4 2020	Samsung	174,000	Cheniere	LP-2S	2027
Hull No. 2301	Q4 2020	Samsung	174,000	Cheniere	LP-2S	2027

____________

(1)           Expected delivery quarters are presented.

(2)           Charter expiration to be determined based upon actual date of delivery.

Conference Call

GasLog will host a conference call to discuss its results for the third quarter of 2018 at 8:30 a.m. EDT (12:30 p.m. GMT) on Thursday, November 1, 2018. Paul Wogan, Chief Executive Officer, and Alastair Maxwell, Chief Financial Officer, will review the Company’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 253 8928 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

+852 3011 4522 (Hong Kong)

Conference ID: 1259929

A live webcast of the conference call will also be available on the Investor Relations page of the Company’s website at http://www.gaslogltd.com/investor-relations.

For those unable to participate in the conference call, a replay of the webcast will be available on the Investor Relations page of the Company’s website at http://www.gaslogltd.com/investor-relations.

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated owned fleet consists of 32 LNG carriers (25 ships on the water and seven on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui & Co. Ltd. and leased back under a long-term bareboat charter. GasLog’s consolidated fleet currently includes 13 LNG carriers in operation owned by GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog’s website at http://www.gaslogltd.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•       general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•       fluctuations in spot and long-term charter hire rates and vessel values;

•        changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•        number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•        planned capital expenditures and availability of capital resources to fund capital expenditures;

•        our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter commitments, including the risk that certain of our vessels may no longer have the latest technology at such time, which may impact the rate at which we can charter such vessels;

•        our ability to maintain long term relationships and enter into time charters with new and existing customers;

•       increased exposure to the spot market and fluctuations in spot charter rates;

•       fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

•       changes in the ownership of our charterers;

•       our customers’ performance of their obligations under our time charters and other contracts;

•       our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;

•       our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•       future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•       the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•       fluctuations in currencies and interest rates;

•       the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•       risks inherent in ship operation, including the risk of accidents, collisions and the discharge of pollutants;

•       our ability to retain key employees and the availability of skilled labour, ship crews and management;

•       potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•       potential liability from future litigation;

•       any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and

•       other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on February 28, 2018 and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3100

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1-212-223-0643

Email: ir@gaslogltd.com

EXHIBIT I - Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2017 and September 30, 2018

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2017	September 30, 2018
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associates	20,800	21,123
Deferred financing costs	17,519	4,324
Other non-current assets	428	1,812
Derivative financial instruments	16,012	35,403
Tangible fixed assets	3,772,566	4,353,523
Vessels under construction	166,655	111,534
Vessel held under finance lease	214,329	208,699
Total non-current assets	4,217,820	4,745,929
Current assets
Trade and other receivables	10,706	17,068
Dividends receivable and other amounts due from related parties	8,666	14,191
Derivative financial instruments	2,199	8,478
Inventories	6,839	7,159
Prepayments and other current assets	4,569	4,593
Short-term investments	—	10,000
Cash and cash equivalents	384,092	293,854
Total current assets	417,071	355,343
Total assets	4,634,891	5,101,272
Equity and liabilities
Equity
Preference shares	46	46
Share capital	810	810
Contributed surplus	911,766	883,314
Reserves	18,347	20,134
Treasury shares	(6,960)	(4,424)
(Accumulated deficit)/retained earnings	(5,980)	13,470
Equity attributable to owners of the Group	918,029	913,350
Non-controlling interests	845,105	1,007,686
Total equity	1,763,134	1,921,036
Current liabilities
Trade accounts payable	11,526	12,841
Ship management creditors	2,394	1,840
Amounts due to related parties	35	69
Derivative financial instruments	1,815	1,315
Other payables and accruals	93,418	98,567
Borrowings, current portion	179,367	182,709
Finance lease liability, current portion	6,302	6,579
Total current liabilities	294,857	303,920
Non-current liabilities
Borrowings, non-current portion	2,368,189	2,673,414
Finance lease liability, non-current portion	207,126	201,402
Other non-current liabilities	1,585	1,500
Total non-current liabilities	2,576,900	2,876,316
Total equity and liabilities	4,634,891	5,101,272

Unaudited condensed consolidated statements of profit or loss

For the three and nine months ended September 30, 2017 and 2018

(Amounts expressed in thousands of U.S. Dollars, except per share data)

	For the three months ended		For the nine months ended
	September 30, 2017	September 30, 2018	September 30, 2017	September 30, 2018
Revenues	131,242	158,398	389,457	429,700
Net pool allocation	2,041	3,882	3,361	19,493
Voyage expenses and commissions	(3,980)	(6,828)	(10,171)	(16,743)
Vessel operating and supervision costs	(29,569)	(31,948)	(86,891)	(98,964)
Depreciation	(34,447)	(39,341)	(102,606)	(113,683)
General and administrative expenses	(9,988)	(9,917)	(30,213)	(32,282)
Profit from operations	55,299	74,246	162,937	187,521
Financial costs	(34,709)	(43,908)	(104,311)	(122,505)
Financial income	644	1,057	1,779	3,367
Gain/(loss) on derivatives	3,137	7,368	(6,585)	26,306
Share of (loss)/profit of associates	(143)	498	704	1,325
Total other expenses, net	(31,071)	(34,985)	(108,413)	(91,507)
Profit for the period	24,228	39,261	54,524	96,014
Attributable to:
Owners of the Group	5,335	18,214	6,572	33,898
Non-controlling interests	18,893	21,047	47,952	62,116
	24,228	39,261	54,524	96, 014

Earnings/(loss) per share – basic	0.03	0.19	(0.01)	0.33
Earnings/(loss) per share – diluted	0.03	0.19	(0.01)	0.32

Unaudited condensed consolidated statements of cash flows

For the nine months ended September 30, 2017 and 2018

(Amounts expressed in thousands of U.S. Dollars)

	For the nine months ended
	September 30, 2017	September 30, 2018
Cash flows from operating activities:
Profit for the period	54,524	96,014
Adjustments for:
Depreciation	102,606	113,683
Share of profit of associates	(704)	(1,325)
Financial income	(1,779)	(3,367)
Financial costs	104,311	122,505
Unrealized foreign exchange (gain)/loss on cash and cash equivalents	(761)	137
Unrealized gain on derivative financial instruments held for trading, including ineffective portion of cash flow hedges	(2,034)	(23,878)
Recycled loss of cash flow hedges reclassified to profit or loss	4,368	—
Share-based compensation	3,492	3,865
	264,023	307,634
Movements in working capital	(5,523)	(18,246)
Cash provided by operations	258,500	289,388
Interest paid	(103,704)	(116,771)
Net cash provided by operating activities	154,796	172,617
Cash flows from investing activities:
Payments for tangible fixed assets, vessels under construction and vessel held under finance lease	(69,567)	(618,601)
Dividends received from associate	1,230	869
Return of contributed capital from associate	59	—
Other investments	(14,125)	(136)
Purchase of short-term investments	(37,244)	(46,000)
Maturity of short-term investments	33,000	36,000
Financial income received	1,654	3,237
Net cash used in investing activities	(84,993)	(624,631)
Cash flows from financing activities:
Proceeds from bank loans and bonds	280,000	498,225
Bank loans and bonds repayments	(371,987)	(180,792)
Payment of loan issuance costs	(6,245)	(7,363)
Proceeds from GasLog Partners’ public common unit offerings (net of underwriting discounts and commissions)	132,410	54,338
Proceeds from GasLog Partners’ preference unit offering (net of underwriting discounts and commissions)	139,222	111,544
Payment of equity raising costs	(1,216)	(929)
Payment for NOK bond repurchase at a premium	(1,459)	—
Payment for cross currency swaps’ termination	(20,603)	—
Purchase of treasury shares	—	(62)
Proceeds from stock options’ exercise	341	175
Dividends paid	(88,245)	(107,776)
Payments for finance lease liability	(1,781)	(5,447)
Net cash provided by financing activities	60,437	361,913
Effects of exchange rate changes on cash and cash equivalents	761	(137)
Increase/(decrease) in cash and cash equivalents	131,001	(90,238)
Cash and cash equivalents, beginning of the period	227,024	384,092
Cash and cash equivalents, end of the period	358,025	293,854

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS

EBITDA is defined as earnings before depreciation, amortization, financial income and costs, gain/loss on derivatives and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses. Adjusted Profit represents earnings before write-off and accelerated amortization of unamortized loan fees/bond fees and premium, foreign exchange gains/losses and non-cash gain/loss on derivatives that includes (if any) (a) unrealized gain/loss on derivative financial instruments held for trading, (b) recycled loss of cash flow hedges reclassified to profit or loss and (c) ineffective portion of cash flow hedges. Adjusted EPS represents earnings attributable to owners of the Group before non-cash gain/loss on derivatives as defined above, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan/bond fees and premium, divided by the weighted average number of shares outstanding. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, foreign exchange gains/losses; and in the case of Adjusted Profit and Adjusted EPS, non-cash gain/loss on derivatives, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan/bond fees and premium, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per share or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA, Adjusted Profit and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of Profit to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the nine months ended
	September 30, 2017	September 30, 2018	September 30, 2017	September 30, 2018
Profit for the period	24,228	39,261	54,524	96,014
Depreciation	34,447	39,341	102,606	113,683
Financial costs	34,709	43,908	104,311	122,505
Financial income	(644)	(1,057)	(1,779)	(3,367)
(Gain)/loss on derivatives	(3,137)	(7,368)	6,585	(26,306)
EBITDA	89,603	114,085	266,247	302,529
Foreign exchange losses, net	89	163	135	192
Adjusted EBITDA	89,692	114,248	266,382	302,721

Reconciliation of Profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the nine months ended
	September 30, 2017	September 30, 2018	September 30, 2017	September 30, 2018
Profit for the period	24,228	39,261	54,524	96,014
Non-cash (gain)/loss on derivatives	(3,206)	(7,173)	2,334	(23,878)
Write-off of unamortized loan/bond fees and premium	—	—	293	—
Foreign exchange losses, net	89	163	135	192
Adjusted Profit	21,111	32,251	57,286	72,328

Reconciliation of Earnings/(Loss) Per Share to Adjusted (Loss)/Earnings Per Share:

(Amounts expressed in thousands of U.S. Dollars, except shares and per share data)

	For the three months ended		For the nine months ended
	September 30, 2017	September 30, 2018	September 30, 2017	September 30, 2018
Profit for the period attributable to owners of the Group	5,335	18,214	6,572	33,898
Plus:
Dividend on preference shares	(2,516)	(2,516)	(7,548)	(7,548)
Profit/(loss) for the period available to owners of the Group used in EPS calculation	2,819	15,698	(976)	26,350
Weighted average number of shares outstanding, basic	80,631,298	80,814,285	80,605,848	80,777,386
Earnings/(loss) per share	0.03	0.19	(0.01)	0.33
Profit/(loss) for the period available to owners of the Group used in EPS calculation	2,819	15,698	(976)	26,350
Plus:
Non-cash (gain)/loss on derivatives	(3,206)	(7,173)	2,334	(23,878)
Write-off of unamortized loan/bond fees and premium	—	—	293	—
Foreign exchange losses, net	89	163	135	192
Adjusted (loss)/profit attributable to owners of the Group	(298)	8,688	1,786	2,664
Weighted average number of shares outstanding, basic	80,631,298	80,814,285	80,605,848	80,777,386
Adjusted (loss)/earnings per share	(0.00)	0.11	0.02	0.03